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AB*
3/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Indian Harbor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED

APR 11 2007

THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Greenwich Avenue
(No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McMenamin 203-625-4150
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1 2007

THOMSON FINANCIAL

850 Canal Street, 4th Floor,	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Stephen McMenamin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Indian Harbor, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Partner

Title

Subscribed and sworn to before me this 28 day of February 2007



Ingrid Ann Delson
Notary Public
State of Connecticut
My Commision Expires
31 August 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Indian Harbor, LLC

Statement of Financial Condition
December 31, 2006

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Indian Harbor, LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 26, 2007

Indian Harbor, LLC

Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	6,234,587
Fees receivable		3,041,248
Investments - non marketable		1,683,470
Equipment, net of accumulated depreciation of $32,505		37,048
Other assets		352,176
	$	11,348,529

Liabilities And Members' Equity		
Accrued expenses	$	1,196,506
Compensation payable to member		2,210,355
Members' equity		7,941,668
	$	11,348,529

See Notes to Financial Statements.

Indian Harbor, LLC

Note to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. The Company's revenue is primarily derived from placement fees associated with raising capital for private investment entities, and a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Cash equivalents: Cash equivalents include highly liquid investments which are readily convertible into cash.

Investments: The Investments in non-marketable securities are carried at fair value as determined by management, with any change in the value reflected as gain in the statement of operations.

Income taxes: The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax.

Accounting estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Concentrations

The Company's major client accounted for 99% of total revenues earned during 2006 and 100% of fees receivable as of December 31, 2006. Substantially all of the Company's cash and cash equivalents are held in uninsured money market mutual funds and at a major commercial bank.

Note 3. Investments

During 2006, the Company invested a total of $1,450,000 in two entities which are investment vehicles (Hedge Funds) offered by clients of the Company. The underlying investments of these vehicles can consist of future and option contracts on commodity exchanges worldwide, fixed income instruments and listed equity and equity related securities in India. These investments are generally redeemable on 20 days notice and may be subject to redemption fees if applicable. The Company received no compensation from its clients relating to these investments. Each of these investments is carried *at fair value* as determined by the Company. Unrealized gains on the two investments aggregated $233,470 at December 31, 2006.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2006, the Company had net capital of $2,769,523, which is $2,519,523 in excess of its required net capital of $250,000.

Note 5. Related Party Transactions

An individual who is the managing member and majority owner of the Company's major client is a member of the Company.

It is the Company's intent to relocate its offices during 2007 to a building owned by a related company.

END